Autonomous City of Buenos Aires, June 2, 2009

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

                                                      Ref.: Relevant information

Dear Sirs,

     We are writing to you in order to inform you that Banco de Galicia y Buenos Aires has entered into an agreement with American International Group Inc. (AIG) and with AIG Consumer Finance Group to purchase 80% of AIG's shares in its consumer finance operations in Argentina, consisting of Compania Financiera Argentina (S.A.), Cobranzas y Servicios S.A. (Cys) and AIG Universal Processing Center S.A. (UPC) for Ps. 133,200,000, subject to a customary purchase price adjustment, and to the satisfaction of certain conditions, including the approval of the Argentine Central Bank.

     Sincerely,


                              Maria Matilde Hoenig
                          In Charge of Market Relations
                      Banco de Galicia y Buenos Aires S.A.